Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002

August 3, 2005
BY FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street NE
Mail Stop 3561
Washington, DC 20549
Attn: H. Christopher Owings

Re:	Williams Partners L.P.
Registration Statement on Form S-1
File No. 333-124517
Dear Mr. Owings:
     Set forth below are the responses of Williams Partners L.P., a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated July 28, 2005, with respect to Amendment No. 2 to the Partnership’s Registration Statement on Form S-1 (File No. 333-124517) (the “Registration Statement”). Where applicable, our responses indicate the additions, deletions or revisions we included in Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience, our responses are prefaced by the exact text of the Staff’s corresponding comment in italicized text. The references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 3 that we are filing today via EDGAR.
Williams Partners L.P. Minimum Estimated Adjusted EBITDA Excluding Investment in Discovery, page 37
1.	In footnote (a), please also disclose pro forma Adjusted EBITDA for the year ended December 31, 2003.

Response:	We have revised the referenced footnote (a) to also disclose the pro forma Adjusted EBITDA for the year ended December 31, 2003. Please read page 38 of Amendment No. 3.
2.	In footnotes (c), (e), (f)(3), (f)(4), and (g) you disclose that Williams has agreed to reimburse you for certain capital expenditures as part of the omnibus agreement. Please

Securities and Exchange Commission
August 3, 2005

disclose in further detail the reimbursement terms of this agreement and whether these reimbursements, including reimbursements of Discovery cash calls, will continue indefinitely or only for a stated period of time. Please clarify whether Williams will reimburse you for all planned expansion capital expenditures and Discovery cash calls going forward or if the omnibus agreement only covers the planned expenditures indicated in footnote (g), such as your $27.8 million share of the potential pipeline lateral expansion project. If Williams will not reimburse you for future Discovery cash calls and capital expenditures, outside of the known amounts, please disclose how you intend to fund these expenditures going forward. Please also revise footnote (g) to clarify which of the listed expenditures are considered part of the $12.5 million of environmental and related liabilities that will be reimbursed by Williams.

Response:	We have revised the referenced footnotes (c), (e), (f)(3), (f)(4), and (g) to disclose, in further detail, the requested information. Please read pages 38 through 42 of Amendment No. 3.
3.	Please disclose in footnote (f) that Discovery’s estimated available cash assumes general cash reserves have not been established by Discovery’s management committee.

Response:	We have revised the referenced footnote (f) as requested. Please read page 39 of Amendment No. 3.
4.	Please revise footnote (f)(1) to explain in further detail why you expect Discovery’s Estimated Adjusted EBITDA to increase by $3.3 million. While you describe the anticipated revenue changes in this footnote, you do not provide explanations for other components impacting EBITDA. Since we assume that there will be increases in your expenses that will offset your revenue increases to some extent, please explain in sufficient detail the expected changes in your expenses and how all variables considered will result in a $3.3 million EBITDA increase. Clarify why you believe the EBITDA increase will be achieved despite your expectation of significant declines in average gross processing margins at Discovery’s Larose gas processing plant. Please also explain what the market expansion project represents. Disclose the amount of additional EBITDA you expect this project will provide going forward and describe the underlying reasons for your assumptions.

Response:	We have revised the referenced footnote (f)(1) to provide, in further detail, the information requested. Please read page 40 of Amendment No. 3.
5.	In footnote (f)(5) you disclose that your pipeline lateral expansion project will continue through 2008 but are silent about other projects that might begin beyond the twelve months ended June 30, 2006. Although, the disclosure is intended to demonstrate that your operations over the next twelve month period will be sufficient to pay distributions, we believe that you should disclose whether you or Discovery have other planned capital projects that will begin after the twelve months ended June 30, 2006 if these are currently

Securities and Exchange Commission
August 3, 2005

known. Therefore, please disclose the terms of any currently planned projects beyond the twelve month period ending June 20, 2006, including expected costs and funding sources.

Response:	We have revised the referenced footnote (f)(5) to also disclose that (1) no significant additional expansion projects are currently planned, (2) Williams will generally not reimburse us for any expansion capital expenditures and (3) we expect to fund future expansion capital expenditures through borrowings or the issuance of debt or equity. Please read page 41 of Amendment No. 3.
6.	You disclose in footnote (f)(5) that Discovery will make a distribution to its members, excluding the partnership, prior to closing of the offering. Please disclose the amount and the amount as a percentage of cash on hand of this distribution. We believe that you should also include a discussion of the reasons for this contemplated distribution given no such history of having paid any distributions in the past. Also address the impact that this distribution will have on your capital contribution to Discovery and Discovery’s cash reserves. You should revise your table to include the amount of this distribution as a reduction of available cash in Discovery’s estimated cash available to pay distributions to members table or tell us why a revision is unnecessary. Please also clarify why the $2.7 million of maintenance capital expenditures is included in the table as a reduction to available cash in the maintenance capital expenditures line item as well as an addition to estimated cash in line item (5) of the table. It appears that it should only be reflected as a cash outflow.

Response:	We have revised the referenced footnote (f)(5) to disclose the requested information. Please read page 41 of Amendment No. 3.

We have not revised the table in footnote (f) on page 40 of Amendment No. 3 because the referenced distribution to Discovery members will occur prior to the closing of the Partnership’s initial public offering and, thus, will not impact Discovery’s available cash following the closing of this offering. The amount set forth in line item (5) of the table (which has changed from $2.7 million to $1.0 million) is included as an addition because the total amount of cash retained by Discovery after the pre-offering distribution to members includes $1.0 million to cover the referenced maintenance capital expenditure.
7.	Please revise footnote (h) to provide the following disclosures:
•	Describe in detail how the cash benefit from the natural gas purchase contract was calculated. To the extent the amount of the expected cash benefit is based upon assumptions regarding underlying prices of natural gas and volumes purchased, you should disclose these assumptions.

Securities and Exchange Commission
August 3, 2005

•	Disclose how you account for the contract, including whether it is a derivative which you will mark-to-market at each reporting date.

•	Clearly disclose that there is no guarantee the contract will be renewed when it expires in 2007. If true, also indicate that you, as opposed to Williams, will pay the upfront cost of the contract if it is renewed upon expiration.

•	After the sentence beginning “Our fuel expense will not...,” consider adding the words “due to the non-cash amortization of this prepaid contract to operating and maintenance expense.”
     Please similarly revise footnote (h) of the historical pro forma table on page 42.

Response:	We have revised both the referenced footnotes (h) to disclose the requested information. Please read footnote (i) on page 42 and footnote (h) on page 44 of Amendment No. 3.
Pro Forma Cash Available to Pay Distributions for the Year Ended December 31, 2004 and the Twelve-Month Period Ended March 31, 2005, page 41
8.	Please revise footnote (d) on page 42 to disclose the interest rates on your debt. Please use current interest rates rather than interest rates prevailing during the period covered by the pro forma information. If current interest rates have been reflected in the table, please revise to clearly disclose.

Response:	We have revised the referenced footnote (d) to clarify that historical interest rates were used and to provide the current interest rates as requested. Please read page 44 of Amendment No. 3.
9.	Please revise footnote (f)(4) to clearly indicate that these contributions are assumed contributions.

Response:	We have revised the referenced footnote (f)(4) to clearly indicate that these contributions are assumed contributions. Please read page 41 of Amendment No. 3.
Unaudited Williams Partners L.P. Pro Forma Financial Statements
Unaudited Pro Forma Statement of Operations, page F-4
10.	We have reviewed your response to comment 7 in our letter dated July 8, 2005 and note that you have allocated your GAAP earnings equally to the common and subordinated units. Please disclose in Note 3 how the equal allocation of GAAP earnings is consistent with the terms of your partnership agreement. If the allocation is not consistent with

Securities and Exchange Commission
August 3, 2005

your partnership agreement or the terms of your agreement are silent, please tell us why your GAAP earnings should be equally allocated to the common and subordinated units.

Response:	We have revised the referenced Note 3 as requested. Please read page F-7 of Amendment No. 3.
Exhibit 5.1
11.	Item 601(b)(5) of Regulation S-K requires an opinion of counsel that the securities you are offering will “be legally issued, fully paid and non-assessable[.]” We note that your counsel qualifies the opinion by references to your amended and restated limited partnership agreement and Delaware Revised Uniform Limited Partnership Act. Please tell us in reasonable detail why this qualification is appropriate. Also, it appears that your Form S-1 does not address clearly and fully these limitations to the common units you are issuing. Therefore, please revise your registration statement to include, in one appropriate place and in reasonable detail, disclosure on how your partnership agreement affects the consideration required for the purchase of the common units not to be fully paid and also disclosure on the possibility of assessment of the common units under Delaware partnership law.

Response:	We have filed a revised opinion as Exhibit 5.1 which opines that the securities offered will be “fully paid and nonassessable,” without qualification.
     Please do not hesitate to call the undersigned at (713) 220-3992 with any comments or questions regarding this letter or the above-referenced Registration Statement.
Very truly yours,
/s/ William J. Cooper
William J. Cooper

cc:	Pradip Bhaumik (Securities and Exchange Commission)
David Mittelman (Securities and Exchange Commission)
James J. Bender (Issuer)
Curt Carmichael (Issuer)
Richard Carson (Issuer)
Robert Pierce (Lehman Brothers Inc.)
Dan A. Fleckman (Vinson & Elkins LLP)
Robert V. Jewell (Firm)